FORM 11-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-13958
A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
THE HARTFORD INVESTMENT AND SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
THE HARTFORD FINANCIAL SERVICES GROUP, INC.
One Hartford Plaza, Hartford, Connecticut 06155

The Hartford Investment and Savings Plan

December 31, 2010 and 2009

Page No(s).

Report of Independent Registered Public Accounting Firm	F-1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	F-2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	F-3

Notes to Financial Statements as of December 31, 2010 and 2009 and for the year ended December 31, 2010	F-4 – F-13

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010	F-14 – F-30

Signature	F-31

Exhibits

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Members of
The Hartford Investment and Savings Plan
Hartford, Connecticut
We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic 2010 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic 2010 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2010 financial statements taken as a whole.
DELOITTE & TOUCHE LLP
Hartford, Connecticut
June 28, 2011

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009
($ IN THOUSANDS)

	2010	2009
Assets
Investments, at fair value:
The Hartford Stock Fund, common stock 7,943,419 and 8,348,519 shares at December 31, 2010 and 2009, respectively	$210,421	$194,187
The Hartford ISP S&P Index Fund	203,365	185,550
Separately managed account	4,888	1,818
Mutual funds	1,666,897	1,406,412
Pooled temporary investments	17,840	13,477
Group annuity contracts	688,118	670,763

Total investments	2,791,529	2,472,207
Receivables:
Notes receivable from participants	54,102	49,448
Dividends and interest receivable	2,426	2,463

Total receivables	56,528	51,911

Total assets	2,848,057	2,524,118

Liabilities
Administrative expenses payable	683	701

Total liabilities	683	701

Net assets available for benefits at fair value	2,847,374	2,523,417

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(33,549)	(15,007)

Net assets available for benefits	$2,813,825	$2,508,410

See Notes to Financial Statements.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010
($ IN THOUSANDS)

2010

Investment gain:
Net appreciation in fair value of investments	$278,638
Dividends	20,957

Total investment gain	299,595

Interest income on notes receivable from participants	2,796

Contributions:
Employee contributions	138,263
Employer contributions, net of forfeitures	62,138
Rollover contributions	7,379

Total contributions	207,780

Total additions	510,171

Deductions from net assets attributed to:
Benefits paid to Members	202,279
Administrative expenses	2,477

Total deductions	204,756

Net increase	305,415

Net assets available for benefits:
Beginning of year	2,508,410

End of year	$2,813,825

See Notes to Financial Statements.

THE HARTFORD INVESTMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009
AND FOR THE YEAR ENDED DECEMBER 31, 2010
($ IN THOUSANDS)
Note 1. Description of the Plan
The following description of The Hartford Investment and Savings Plan (the “Plan” or “ISP”) is provided for general information purposes only. Members should refer to the Plan Document for more complete information. “Members” refers to eligible participants of the Plan.
The Hartford Financial Services Group, Inc. (“HFSG”) is a holding company for insurance and financial service subsidiaries that provide investment products and life and property and casualty insurance to both individual and business customers in the United States (collectively, “The Hartford” or the “Company”). Also, The Hartford continues to administer business previously sold in Japan and the U.K. The Plan Sponsor, Hartford Fire Insurance Company, is a wholly owned subsidiary of HFSG.
Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and certain definitions are contained in the Plan Document. A Summary Plan Description setting forth the highlights of the Plan is available to Members on the Fidelity NetBenefits website. Fidelity serves as the record keeper of the Plan.
Plan Changes
See Note 12 for a general description of amendments made to the Plan Document during the years ended December 31, 2010 and 2009.
General
The Plan is a defined contribution plan covering substantially all full-time and part-time employees of the Company. The Pension Administration Committee of the Company controls and manages the operation and administration of the Plan, subject to certain exemptions that are specified in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Trust, as defined in the Plan Document, is the aggregate funds held by the trustee, State Street Bank and Trust Company (the “Trustee”), under the trust agreement established for the purposes of this Plan.
Contributions
Members may elect to save a percentage of their base salary and may designate their savings as before-tax, Roth 401(k), after-tax or a combination thereof. Generally, savings may be elected based on 1% to 30% of base salary. Members who are highly compensated employees may have contribution limits of less than 30% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the “Code”). Pursuant to the terms of the Plan, highly compensated employees are employees whose prior year earnings were equal to or exceeded $110 per annum for 2010.
Basic Savings are contributions which are not in excess of the first 6% of a Member’s base salary. For Members who have completed at least six months of service, an amount equal to 50% of a Member’s Basic Savings is matched by the Company (“Matching Company contribution”). Members’ savings in excess of 6% of base salary are Supplemental Savings that are not matched by the Company. In addition, the Company contributes 0.5% of highly compensated eligible employees’ base salary and 1.5% of all other eligible employees’ base salary (“Floor Company contribution”) to each employee’s Floor Company contribution account. An employee becomes eligible for Floor Company contributions after completing six months of service, regardless of whether the employee elects to participate in the Plan.
Administrative Costs
The Trust pays certain administrative expenses of the Plan out of the assets of the Trust. Expenses not paid by the Trust are borne by the Company.

Note 1. Description of the Plan (continued)
Member Accounts
Individual accounts are maintained for each Member. Each Member’s account is credited with that Member’s contributions and allocations of (a) the Matching Company contributions and Floor Company contributions and (b) Plan earnings, and is charged with withdrawals and an allocation of administrative expenses and Plan losses. Allocations are based on Member account balances, as defined in the Plan Document. The benefit to which a Member is entitled is the benefit that can be provided from that Member’s vested account balance.
Vesting
Members are 100% vested at all times with respect to employee and Floor Company contributions and earnings thereon. Vesting in Matching Company contributions begins after one year of service at which time Members are 20% vested. The vesting increases 20% each consecutive year until the fifth anniversary of service at which time the Members are 100% vested. Notwithstanding the foregoing statement, a Member becomes fully vested in such Member’s Matching Company contribution account upon retirement (for certain Members), disability, death, reaching age 65, or upon the complete discontinuance of Matching Company contributions or termination of the Plan.
Investment Options
As of December 31, 2010, contributions of Member savings and Company contributions may be invested in any of the twenty-five investment options of the Plan in multiples of 1%, as elected by the Member (“Member directed investments”).
Certain investment options are parties-in-interest with The Hartford. See Notes 3 and 10 for further discussion.
Member Loans
Members may borrow from their accounts a minimum of $0.5 to a maximum equal to the lesser of $50 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the Member’s account. The interest rate on a loan in a calendar quarter is set on the last business day of the prior February, May, August or November based on the prime rate provided by Reuters on that date plus one percentage point and is fixed for the term of the loan. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
On termination of service due to death, disability, retirement, or certain other reasons, Members or their designated beneficiaries may elect to receive either a lump sum amount equal to the value of their vested account balance, annual installments over a period not greater than thirty years (subject to certain conditions), or annual installments over the recipient’s life expectancy. Distributions may be paid in cash or, with respect to The Hartford Stock Fund, in stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.
Forfeitures
At December 31, 2010 and 2009, forfeited non-vested account balances totaled $10 and $5, respectively. These forfeitures are applied to reduce future Matching Company contributions. During the year ended December 31, 2010, Matching Company contributions were reduced by $1,368 from forfeitures.
Note 2. Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Note 2. Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Adoption of New Accounting Standards
In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and future adoption is not expected to materially affect, the Plan’s financial statements.
In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, which amends ASC 820, adding new disclosure requirements for participant loans to be classified as “Notes receivable from participants” within Receivables on the Statement of Net Assets Available for Benefits rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (See Note 5). The fair value of the common stock of HFSG is based on quoted market prices. The Hartford ISP S&P Index Fund, separately managed account, mutual funds and pooled temporary investment funds are valued at the net asset value of shares, which represent the fair value of the underlying securities, held by the Plan at year end. The group annuity contracts (the “Stable Value Fund”) include synthetic guaranteed investment contracts (“GICs”) whose underlying securities are stated at fair value. Fair value of the underlying securities in the GICs is determined by the issuer based on the discounted replacement cost methodology, which incorporates the difference between current market level rates for the wrapper contract and the wrapper fee presently being charged. The GICs are stated at fair value and then adjusted to contract value as described in Note 4. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term and such changes could materially affect the amounts reported in the financial statements.
Investment expenses charged to the Plan for investments in the mutual funds are charged directly against the assets of the Fund and are not separately reflected. Consequently, investment expenses are reflected as a reduction of investment return for such investments.
Payment of Benefits
Benefits paid to Members are recorded when distributed.
Contributions
Employee and employer contributions are recorded in the period during which the Company makes payroll deductions from Members’ compensation.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan Document.

Note 3. Investments
The following investments represented 5% or more of the fair value of the Plan’s net assets available for benefits at the end of the Plan year:

	December 31,
	2010	2009
* The Hartford Stock Fund, common stock (7,943,419 and 8,348,519 shares at December 31, 2010 and 2009, respectively)	$210,421	$194,187
* The Hartford ISP S&P Index Fund	203,365	185,550
Mutual funds:
* Capital Appreciation HLS Fund	342,491	303,458
* MidCap HLS Fund	256,027	205,109
Group annuity contracts:
JPMorgan Chase Bank, Contract #AITTH01	199,221	184,424
Monumental Life Insurance Company #MDA00912TR	**	146,952

*	Indicates party-in-interest

**	Investment did not represent 5% or more of the fair value of the Plan’s net assets available for benefits at December 31, 2010.
For the year ended December 31, 2010, the Plan’s investments had net appreciation, including gains and losses on investments bought and sold, as well as held during the year, as follows:

The Hartford Stock Fund, common stock	$26,771
The Hartford ISP S&P Index Fund	27,091
Separately managed account	728
Group annuity contracts	22,690
Mutual funds
Bond Investments	9,695
Large-Cap Equities	59,531
Mid-Cap Equities	47,506
Small-Cap Equities	27,710
International Equities	20,592
Vanguard Retirement Funds	36,324

Net appreciation in fair value of investments	$278,638

Note 4. Investments in Group Annuity Contracts
The Plan has entered into numerous synthetic group annuity contracts with unaffiliated insurance carriers within the Stable Value Fund. A synthetic group annuity contract is an investment contract through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a fixed income portfolio of financial instruments that are owned by the Plan. The synthetic GIC contracts include underlying securities which are held in a trust owned by the Plan and utilize a benefit-responsive wrapper contract managed by DB Advisors. The fair value of the benefit-responsive wrapper contracts was $2,217 at December 31, 2010 and $222 at December 31, 2009. The contract provides that participants execute Plan transactions at contract value. These contracts are fully benefit-responsive and are included in the financial statements at fair value (see Note 2). Fully benefit-responsive contracts provide for a stated return on principal invested over a specified period and permit withdrawals at contract value for benefit payments, loans, or transfers. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. Certain events, such as a Plan termination, divestiture or reduction in force may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

Note 4. Investments in Group Annuity Contracts (continued)
The relationship of future crediting rates and the adjustments to contract value reported on the statements of net assets available for benefits are provided through the mechanism of the crediting rate formula. The crediting rate is based on the current yield-to-maturity, the duration of the portfolio, and the amortization of gains and losses, defined as the difference between the market value and contract value of the wrapper. Key factors that could influence future crediting rates include, but are not limited to, Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund and the initiation of an extended termination of one or more synthetic GIC contracts by the manager or the contract issuer. The rate of return earned on a synthetic GIC is generally reset quarterly by the issuer based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value, but the rate can not be less than zero.
The contract issuer is not allowed to terminate any of the synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach include, but are not limited to, material misrepresentation, failure to pay synthetic GIC fees, or any other payment due under the contract, and failure to adhere to investment guidelines. The Plan has not breached any contracts in 2010 or 2009.

Average yields:	2010	2009
Based on annualized earnings (1)	2.36%	3.26%
Based on interest rate credited to participants (2)	3.45%	3.61%

(1)	Calculated by taking the fair value sum of the funds holdings multiplied by their respective yields, divided by the total sum of the holdings as of December 31, 2010 and 2009, respectively.

(2)	Calculated by taking the sum of the book value holdings multiplied by the crediting rate, divided by the fair value of the funds.
The following table represents the adjustment from fair value to contract value for each of the contracts as of
December 31, 2010:

		Major	Investments	Investments	Adjustment from
	Contract	Credit	at Contract	at Fair	Fair Value to
Carrier Name	Number	Ratings	Value	Value	Contract Value
JPMorgan Chase Bank	AITTH01	AA- / Aa1	$185,970	$199,221	$(13,251)
JPMorgan Chase Bank	AITTH02	AA- / Aa1	49,938	53,808	(3,870)
Monumental Life Insurance Company	MDA00911TR	AA- / A1	113,520	120,816	(7,296)
Monumental Life Insurance Company	MDA00912TR	AA- / A1	135,214	137,278	(2,064)
Natixis Financial Products Inc.	WR1879-01	A+ / Aa3	85,936	87,083	(1,147)
Natixis Financial Products Inc.	1879-02	A+ / Aa3	83,991	89,912	(5,921)

Total			$654,569	$688,118	$(33,549)

The following table represents the adjustment from fair value to contract value for each of the contracts as of
December 31, 2009:

		Major	Investments	Investments	Adjustment from
	Contract	Credit	at Contract	at Fair	Fair Value to
Carrier Name	Number	Ratings	Value	Value	Contract Value
JPMorgan Chase Bank	AITTH01	AA- / Aa1	$179,157	$184,424	$(5,267)
JPMorgan Chase Bank	AITTH02	AA- / Aa1	48,005	49,813	(1,808)
Monumental Life Insurance Company	MDA00911TR	AA- / A1	109,450	112,467	(3,017)
Monumental Life Insurance Company	MDA00912TR	AA- / A1	145,760	146,952	(1,192)
Natixis Financial Products Inc.	WR1879-01	A+ / Aa3	92,644	93,305	(661)
Natixis Financial Products Inc.	1879-02	A+ / Aa3	80,740	83,802	(3,062)

Total			$655,756	$670,763	$(15,007)

Note 5. Fair Value Measurements
The Plan classifies its investments into level 1, which refers to securities valued using quoted prices from active markets for identical assets; level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the beginning of the reporting period. Transfers between Level 1 and Level 2 were not material for the year ended December 31, 2010.
A description of additional inputs used in the Plan’s Levels 1, 2 or 3 measurements is listed below:
Level 1
Observable inputs that reflect quoted prices for identical assets in active markets that the Plan has the ability to access at the measurement date. Level 1 securities include highly liquid U.S. Treasuries, money market funds and exchange traded equity securities, open-ended mutual funds and derivative securities, including futures contracts.

Level 2
The fair values of most of the Plan’s Level 2 investments are determined by management after considering prices received from third party pricing services. These investments include most fixed maturities.

•
ABS, CMBS and RMBS — Primary inputs also include monthly payment information, collateral performance, which varies by vintage year and includes delinquency rates, collateral valuation loss severity rates, collateral refinancing assumptions and, for ABS and RMBS, estimated prepayment rates.

•	Corporates — Primary inputs also include observations of credit default swap curves related to the issuer.
•	Municipals — Primary inputs also include Municipal Securities Rulemaking Board reported trades and material event notices, and issuer financial statements.
•	Short-term investments — Primary inputs also include material event notices and new issue money market rates.
Level 3
The Plan’s securities classified as Level 3 are valued based on brokers’ prices. Long-dated securities are priced based on third party pricing services. Primary inputs for these long-dated securities are consistent with the typical inputs used in Level 1 and Level 2 measurements noted above, but include benchmark interest rate or credit spread assumptions that are not observable in the marketplace.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2010 and 2009.
The tables below include the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2010 and 2009.

	Investment Assets at Fair Value as of December 31, 2010
	Quoted Prices	Significant	Significant
	in Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Short Term Investments	$—	$88,950	$—	$88,950
Fixed Income Securities:
Group annuity contracts				—
Short Term Investments	—	10,736	—	10,736
Debt Securities including U.S. Government Securities	13,143	658,124	6,115	677,382
Bond Investments	150,609	—	—	150,609
Equity Securities:
Company Stock	210,421	—	—	210,421
Large-Cap Equities	482,479	203,365	—	685,844
Mid-Cap Equities	256,027	—	—	256,027
Small-Cap Equities	147,022	—	—	147,022
International Equities	179,554	—	—	179,554
Vanguard Retirement Funds	384,984	—	—	384,984

Total investments at fair value [1]	$1,824,239	$961,175	$6,115	$2,791,529

[1]	Excludes $403 of dividend receivable and $2,023 of interest receivable recorded at fair value.

Note 5. Fair Value Measurements (continued)

	Investment Assets at Fair Value as of December 31, 2009
	Quoted Prices	Significant	Significant
	in Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Short Term Investments	$—	$86,171	$—	$86,171
Fixed Income Securities:
Group annuity contracts				—
Short Term Investments	—	17,445	—	17,445
Debt Securities including U.S. Government Securities	15,441	619,534	18,343	653,318
Bond Investments	128,737	—	—	128,737
Equity Securities:
Company Stock	194,187	—	—	194,187
Large Cap Equities	423,477	185,550	—	609,027
Mid-Cap Equities	205,108	—	—	205,108
Small-Cap Equities	113,594	—	—	113,594
International Equities	158,500	—	—	158,500
Vanguard Retirement Funds	306,120	—	—	306,120

Total investments at fair value [2]	$1,545,164	$908,700	$18,343	$2,472,207

[2]	Excludes $419 of dividend receivable and $2,044 of interest receivable recorded at fair value.
Total Plan investment assets at fair value classified within level 3 were $6,115 and $18,343, as of December 31, 2010 and 2009, respectively, which consists of the Plan’s Stable Value Fund guaranteed investment contract holdings. Such amounts were less than 1% of “Total investments” on the Plan’s statement of net assets available for benefits at fair value for both December 31, 2010 and December 31, 2009.
Rollforward of Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2010. As reflected in the table below, the net unrealized gain/(loss) on level 3 investment assets was $4,292 as of December 31, 2010. This was comprised of net unrealized gains of $4,294 and net unrealized losses of $(2) on group annuity contracts for the year ended December 31, 2010.

Level 3 Investment Assets
and Investment Liabilities
Year Ended December 31, 2010
Group Annuity Contracts
Balance, beginning of year	$18,343
Realized losses, net	(1,765)
Unrealized gains, net	4,292
Purchases	—
Issuances	—
Settlements	—
Sales	(6,055)
Transfers in and / or out of level 3	(8,700)

Balance, end of year	$6,115

The change in unrealized gains included in the statement of changes in net assets available for benefits related to assets still held at the reporting date totaled $2,131 as of December 31, 2010. The transfer out of level 3 to level 2 was due to a change in the pricing source which allowed for further validation of inputs.
The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 6. Derivative Financial Instruments
Futures Contracts — The Plan enters into futures contracts as part of the Stable Value Fund in the normal course of its investing activities to manage market risk associated with the Plan’s fixed-income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal, as they are traded on organized exchanges and settled daily.
During 2010 and 2009, the Plan was a party to futures contracts held for trading purposes for U.S. Treasury bonds. Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount (“initial margin”) equal to a certain percentage of the nominal value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuation in the value of the underlying contracts. U.S. Treasury bills owned and included in the investments of the Plan, with a value of $1,408 and $2,197 at December 31, 2010 and 2009, respectively, were held by the Plan’s brokers as performance security on futures contracts.
At December 31, 2010 and 2009, the Plan had futures contracts to purchase or sell U.S. Treasury bonds contracts.
The fair value of futures contracts in the statements of net assets available for benefits is zero at December 31, 2010 and 2009, as settlements are by cash daily. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments. For the year ended December 31, 2010 and 2009, the net (loss) gain related to future contracts was $(346) and $276, respectively.
Note 7. Federal Income Tax Status
The Internal Revenue Service has determined and informed the Company by letter dated March 23, 2004 that the Plan and related Trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
U.S. GAAP requires that Plan management evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audit by the Internal Revenue Service; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
Note 8. Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the Trust agreement and the Trust hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, the interests of affected Members automatically become fully-vested.
Note 9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits between the accompanying financial statements and the amounts reflected in Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per accompanying financial statements	$2,813,825	$2,508,410
Amounts allocated to withdrawing Members	(73)	(7)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	33,549	15,007

Net assets per Form 5500	$2,847,301	$2,523,410

Note 9. Reconciliation of Financial Statements to Form 5500 (continued)
The following is a reconciliation of total investment gain and contributions on the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2010:

Total investment gain and contributions per accompanying financial statements	$510,171
Add adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of the year	(15,007)
Deduct adjustment from contract value to fair value for fully benefit-responsive investment contracts at the end of the year	33,549

Total income per Form 5500	$528,713

The following is a reconciliation of benefits paid to Members between the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2010:

Benefits paid to Members per accompanying financial statements	$202,279
Add amounts allocated to withdrawing Members current year	73
Deduct amounts allocated to withdrawing Members prior year	(7)
Deduct corrective distributions	(34)
Deduct amounts allocated to deemed loan distributions	(40)

Benefits paid to Members per Form 5500	$202,271

Note 10. Party-in-Interest Transactions
Certain plan investments are in funds managed by the Trustee, certain subsidiaries of the Company and DB Advisors. Fees paid by the Plan for trustee, custodial and investment management services amounted to $765 for the year ended December 31, 2010. Fees paid by the Plan to a subsidiary of the Company pursuant to a group annuity contract issued by a subsidiary amounted to $23 for the year ended December 31, 2010. In addition, certain Plan investments are shares of mutual funds that are sponsored by The Hartford and shares of HFSG’s common stock. At December 31, 2010 and 2009, the Plan held 7,943,419 shares and 8,348,519 shares of common stock of HFSG with a cost basis of $268,082 and $281,215, respectively. During the year ended December 31, 2010, the Plan recorded dividend income from HFSG’s common stock and The Hartford’s mutual funds of $12,908.
Note 11. Plan Merger
Effective January 1, 2009, PLANCO, a subsidiary of the Company, merged its Profit Sharing Plan into the Plan, resulting in the transfer of $25,902 in net assets and $801 in participant loans into the Plan. Assets were converted in-kind for the mutual funds offered in the Plan. Assets not offered in the Plan were liquidated and invested in the corresponding Vanguard Retirement Fund according to the Plan Member’s age.
Note 12. Plan Amendments
Effective October 1, 2010, the definition of the term “Service” in the Plan was amended to include periods of employment by an employee with Xchanging prior to October 1, 2010, so long as such employee becomes employed by The Hartford during October, 2010 under the September 15, 2010 agreement for Oasis Outsourcing immediately following employment with Xchanging.
Effective January 1, 2010, the Plan was amended to restrict “roundtrip transactions,” that is, generally, an exchange in and then out of an investment fund within a certain period of days.
In addition, the Plan was also amended to restrict hardship distributions to “safe harbor” hardships (i.e., the occurrence of certain specified events).
Effective January 1, 2009, the plan was amended so that compensation shall also include differential wage payments made to active duty Members of the uniformed services.
Effective January 1, 2007, the plan was amended by adding special vesting rules for death while performing qualified military service.

Note 12. Plan Amendments (continued)
Effective January 1, 2007 and January 1, 2009, respectively, the Plan was amended to update the vesting rules and definition of compensation, respectively, to make technical changes in good faith compliance with the Heroes Earnings Assistance and Relief Tax Act of 2008.
Effective January 1, 2009, the name of The Hartford Financial Services Group, Inc. Stock Fund was changed to The Hartford Stock Fund.
Effective January 16, 2009, Evercore Wealth Management LLC was named as the fiduciary responsible for The Hartford Stock Fund and investment manager of common stock of the Company held by The Hartford Stock Fund. Evercore Trust Company, N.A. subsequently replaced Evercore Wealth Management LLC as fiduciary for The Hartford Stock Fund, effective June 1, 2009.
Effective March 26, 2009 The Hartford Global Health HLS Fund was no longer available under the Plan. The Hartford Global Health HLS Fund was removed from the Plan in conjunction with the addition, in April 2009, of two new equity investment options, the Columbus Circle Large Cap Growth Fund and the RS Partners Y Fund, a small cap blend fund.
In connection with the above two new fund offerings, the Plan was amended effective March 31, 2009 to allow the investment of Floor contributions in an investment fund designated by the Investment and Savings Plan Investment Committee pending allocation of those Floor contributions to Member accounts.
Effective November 11, 2009, five new Target Retirement funds were added to the Plan. The funds added were the Vanguard Target Retirement 2010 Fund, the Vanguard Target Retirement 2020 Fund, the Vanguard Target Retirement 2030 Fund, the Vanguard Target Retirement 2040 Fund and the Vanguard Target Retirement 2050 Fund.
Note 13. Subsequent Events
For the year ended December 31, 2010, subsequent events were evaluated through the date the financial statements were issued. Effective June 1, 2011, The Dreyfus Corporation (Dreyfus), an affiliate of BNY Mellon Asset Management, will assume manager responsibilities for the Stable Value Fund.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
($ IN THOUSANDS, except for par value)

		(c) Description of investment including		(e)
		maturity date, rate of interest, collateral,		Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	par or maturity value	(d) Cost	value
	The Hartford Stock Fund
*	The Hartford	The Hartford Stock Fund, common stock (7,943,419 shares)	***	$210,421
*	State Street Bank and Trust	State Street Cash Fund — STIF	***	742

		Subtotal Stock Fund		211,163

	The Hartford ISP S&P Index Fund
*	The Hartford	Index Fund, Fund #NCD5	***	203,365

		Subtotal Index Fund		203,365

	Separately managed account
	Columbus Circle	Columbus Circle Large Cap Growth Fund, Fund #NMB2	***	4,888
*	State Street Bank and Trust	State Street Cash Fund — STIF	***	148

		Subtotal Separate Account		5,036

	Mutual Funds:
	Total Return Bond HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Bond HLS Fund, Class IA shares, Fund #NCC3	***	93,229
	Money Market HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Money Market HLS Fund, Class IA shares, Fund #NCD1	***	71,110
	Dividend and Growth HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Dividend and Growth HLS Fund, Class IA shares, Fund #NCD4	***	135,099
	International Opportunities HLS Fund
*	The Hartford	Hartford Series Fund, Inc. International Opportunities HLS Fund, Class IA shares, Fund #NCC6	***	135,488
	Capital Appreciation HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Capital Appreciation HLS Fund, Class IA shares, Fund #NCD3	***	342,491
	Small Company HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Small Company HLS Fund, Class IA shares, Fund #NCC1	***	137,774
	MidCap HLS Fund
*	The Hartford	Hartford Series Fund, Inc. MidCap HLS Fund, Class IA shares, Fund #NCC2	***	256,027
	High Yield HLS Fund
*	The Hartford	Hartford Series Fund, Inc. High Yield HLS Fund, Class IA shares, Fund #NCC4	***	57,381

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
($ IN THOUSANDS, except for par value)

		(c) Description of investment including		(e)
		maturity date, rate of interest, collateral,		Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	par or maturity value	(d) Cost	value
	Global Growth HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Global Growth HLS Fund, Class	***	$44,067
	Target Retirement Income Fund
	Vanguard	Vanguard Target Retirement Income Fund, Fund #NMA4	***	17,164
	Target Retirement 2005 Fund
	Vanguard	Vanguard Target Retirement 2005 Fund, Fund #NMA5	***	12,215
	Target Retirement 2010 Fund
	Vanguard	Vanguard Target Retirement 2010 Fund, Fund #NMB3	***	1,999
	Target Retirement 2015 Fund
	Vanguard	Vanguard Target Retirement 2015 Fund, Fund #NMA6	***	87,049
	Target Retirement 2020 Fund
	Vanguard	Vanguard Target Retirement 2020 Fund, Fund #NMB4	***	4,509
	Target Retirement 2025 Fund
	Vanguard	Vanguard Target Retirement 2025 Fund, Fund #NMA7	***	119,372
	Target Retirement 2030 Fund
	Vanguard	Vanguard Target Retirement 2030 Fund, Fund #NMB5	***	3,954
	Target Retirement 2035 Fund
	Vanguard	Vanguard Target Retirement 2035 Fund, Fund #NMA8	***	84,557
	Target Retirement 2040 Fund
	Vanguard	Vanguard Target Retirement 2040 Fund, Fund #NMB6	***	2,472
	Target Retirement 2045 Fund
	Vanguard	Vanguard Target Retirement 2045 Fund, Fund #NMA9	***	48,427
	Target Retirement 2050 Fund
	Vanguard	Vanguard Target Retirement 2050 Fund, Fund #NMB7	***	3,265
	RS Partners Y Fund
	RS Partners	RS Partners Y Fund, Fund # NMB1	***	9,248

		Subtotal Mutual Funds		1,666,897

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
($ IN THOUSANDS, except for par value)

		(c) Description of investment including				(e)
		maturity date, rate of interest, collateral,				Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	par or maturity value			(d) Cost	value
	Stable Value Fund
*	DB Advisors	Stable Value Fund, Fund #NCD6, including the following group annuity contracts:

	Natixis Financial Products Inc.	Group Annuity Contract #1879-02, 4.39% **			***	$89,912
	Monumental Life Insurance Company	Group Annuity Contract #MDA00911TR, 4.07% **			***	120,542
	JPMorgan Chase Bank	Group Annuity Contract #AITTH01, 4.16% **			***	197,875
	JPMorgan Chase Bank	Group Annuity Contract #AITTH02, 4.39% **			***	53,446

		Interest
	Shared Holdings (aa)	rate	Maturity	Par Value

	ANZ NATIONAL INTL LTD 8/15 FIXED 3.125	3.125%	08/10/15	1,120,000	***	1,114
	AT+T INC GLOBAL NT	5.600%	05/15/18	555,000	***	619
	AT+T INC 02/19 FIXED 5.8	5.800%	02/15/19	1,765,000	***	1,987
	ADOBE SYSTEMS INC 02/20 FIXED 4.75	4.750%	02/01/20	499,000	***	510
	AIRGAS INC 10/13 FIXED 2.85	2.850%	10/01/13	545,000	***	549
	ALBEMARLE CORP 12/20 FIXED 4.5	4.500%	12/15/20	700,000	***	689
	FEDERAL NATL MTG ASSN	3.500%	02/15/11	4,475,000	***	4,493
	ALLY AUTO RECEIVABLES TRUST ALLYA 2010 1 A2	0.750%	12/04/15	1,348,521	***	1,349
	ALLY AUTO RECEIVABLES TRUST ALLYA 2010 3 A4	1.550%	08/17/15	350,000	***	346
	ALTRIA GROUP INC 11/18 FIXED 9.7	9.700%	11/10/18	649,000	***	856
	AMERICAN EXPRESS BK TRANCHE TR 00055	5.550%	10/17/12	1,998,000	***	2,137
	AMERICAN HONDA FINANCE 09/15 FIXED 2.5	2.500%	09/21/15	1,155,000	***	1,139
	AMERICAN INTL GROUP INC 01/14 FIXED 3.65	3.650%	01/15/14	172,000	***	175
	AMERISOURCEBERGEN CORP SR NT	5.625%	09/15/12	600,000	***	641
	ANGLO AMERICAN CAPITAL 09/13 FIXED 2.15	2.150%	09/27/13	500,000	***	504
	ANHEUSER BUSCH COS INC NT	5.500%	01/15/18	365,000	***	401
	ANHEUSER BUSCH INVEV WORLDWIDE GTD NT 144A	7.750%	01/15/19	725,000	***	902
	ARCELORMITTAL 02/15 FIXED 9	9.000%	02/15/15	920,000	***	1,095
	ARCELORMITTAL 8/20 FIXED 5.25	5.250%	08/05/20	535,000	***	529
	ARMY HAWAII FAMILY HSG I C TR SER 2005 IC TR CTF 144A	5.524%	06/15/50	250,000	***	215
	AXA SA 12/49 VAR 144A PERPETUAL	6.463%	12/29/49	470,000	***	419
	BAE SYS HLDGS INC GTD NT 144A	5.200%	08/15/15	980,000	***	1,045
	BAE SYSTEMS HOLDINGS INC 06/19 FIXED 6.375 144A	6.375%	06/01/19	163,000	***	181
	BB+T CORPORATION 04/14 FIXED 5.7	5.700%	04/30/14	731,000	***	804
	BNSF RY CO PASS THRU TR PASSTHRU CTF SER 2005 3 144A	4.830%	01/15/23	592,674	***	639
	BANC AMER COML MTG INC 2005 5 COML MTG PASS CL XP	0.046%	10/10/45	52,582,236	***	86
	BANC AMER COML MTG INC 2007 1 MTG PASSTHRU CTF CL A 3	5.449%	01/15/49	450,000	***	469

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

(aa)	See F-29 for definition.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
($ IN THOUSANDS, except for par value)

		(c) Description of investment including				(e)
		maturity date, rate of interest,				Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (aa)	rate	Maturity	Par Value
	BANK OF AMERICA CORP FDIC GTD FDIC GTD TLGP TR00005	0.683%	06/22/12	2,115,000	***	2,129
	BANK AMER CORP MEDIUM TERM TRANCHE TR 00007	2.100%	04/30/12	650,000	***	663
	BANK OF AMERICA CORP 06/12 FRN 1	0.503%	06/22/12	2,140,000	***	2,148
	BANK OF AMERICA CORP 04/15 FIXED 4.5	4.500%	04/01/15	975,000	***	991
	BARCLAYS BANK PLC 06/21 FIXED 10.179 144A	10.179%	06/12/21	224,000	***	279
	BARCLAYS BANK PLC 04/15 FIXED 3.9	3.900%	04/07/15	610,000	***	629
	BARRICK GOLD CORP 04/19 FIXED 6.95	6.950%	04/01/19	280,000	***	344
	BEAR STEARNS COML MTG SECS INC 2004 PWR5 MTG PASS CTF CL X 2	0.803%	07/11/42	4,255,654	***	62
	BEAR STEARNS COML MTG SECS INC 2004 PWR6 MTG PSSTHR CTF CL X2	0.619%	11/11/41	3,609,052	***	46
	BELLSOUTH CORP NT	4.750%	11/15/12	595,000	***	635
	BEMIS CO INC NT	4.875%	04/01/12	1,000,000	***	1,041
	BLACKROCK INC 12/19 FIXED 5	5.000%	12/10/19	721,000	***	753
	BRAMBLES USA INC 04/15 FIXED 3.95	3.950%	04/01/15	390,000	***	396
	BURLINGTON NORTHN SANTA FE DEB	5.650%	05/01/17	1,050,000	***	1,170
	CDP FINANCIAL 11/14 FIXED 3 144A	3.000%	11/25/14	875,000	***	889
	CITIGROUP/DEUTSCHE BK COMM MOR SER 2006 CD2 COML MTG CTF A4	5.347%	01/15/46	1,125,000	***	1,207
	CD 2007 CD4 MTG PASSTHRU CL A4	5.322%	12/11/49	1,035,000	***	1,073
	CD MTG TR 2007 CD5 COML MTG CTF CL A 4	5.886%	11/15/44	915,000	***	976
	CRH AMER INC GLOBAL DEP RCPTS 144A 15OCT13	5.300%	10/15/13	1,086,000	***	1,165
	CALIFORNIA ST CAS 04/14 FIXED 5.25	5.250%	04/01/14	770,000	***	809
	CALIFORNIA ST CAS 03/17 FIXED 5.75	5.750%	03/01/17	875,000	***	920
	CALIFORNIA ST CAS 11/21 FIXED OID 5.7	5.700%	11/01/21	725,000	***	718
	CANADIAN IMPERIAL BANK 12/15 FIXED 2.35	2.350%	12/11/15	1,165,000	***	1,139
	CANADIAN NATL RESOURCES NT	6.000%	08/15/16	625,000	***	718
	CANADIAN PACIFIC RR CO 5/19 FIXED 7.25	7.250%	05/15/19	1,200,000	***	1,427
	CAPITAL AUTO RECEIVABLES ASSET CARAT 2007 3 A4	5.210%	03/17/14	647,626	***	662
	CATERPILLAR FINANCIAL SE 12/13 FIXED 1.55	1.550%	12/20/13	610,000	***	611
	CHASE ISSUANCE TRUST CHAIT 2007 A17 A	5.120%	10/15/14	713,000	***	766
	CHASE ISSUANCE TRUST CHAIT 2009 A3 A3	2.400%	06/17/13	1,060,000	***	1,069
	CITIGROUP INC 08/14 FIXED 6.375	6.375%	08/12/14	251,000	***	277
	CITIGROUP INC 5/15 FIXED 4.75	4.750%	05/19/15	1,432,000	***	1,499
	CITIGROUP COML MTG TR 2006 C4 MTG PASTHRU CL AM	5.728%	03/15/49	590,000	***	611
	CITIGROUP COML MTG TR 2006 C5 COML MTG PASS CTF CLA4	5.431%	10/15/49	1,448,000	***	1,547
	CITIGROUP COML MTG TR 2007 C6 MTG PASS THRU CTF CLA4	5.698%	12/10/49	440,000	***	470
	CITIGROUP FDG INC TRANCHE SR 00002	0.618%	04/30/12	2,120,000	***	2,131
	CLIFFS NATURAL RESOURCES 03/20 FIXED 5.9	5.900%	03/15/20	1,065,000	***	1,122
	CWCI 2006 C1 A4 08/48 FIXED 5.223	5.223%	08/15/48	1,065,000	***	1,109
	COBALT CMBS COML MTG TR 2007 C2 COML MTG PTH CTF A3FX	5.484%	04/15/47	850,000	***	871
	COMCAST CORP NEW NT	5.700%	05/15/18	399,000	***	439
	COMERICA INC 09/15 FIXED 3.0	3.000%	09/16/15	265,000	***	262
	COMM 2004 1 2004 LNB2 COML MTG PTHRU CL A4	4.715%	03/10/39	895,000	***	944
	GCCFC 2006 GG7 A4 07/38 FRN	5.883%	07/10/38	1,070,000	***	1,167
	GREENWICH CAPITAL COMM FND 2007 GG9 CL A4	5.444%	03/10/39	1,065,000	***	1,122

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
($ IN THOUSANDS, except for par value)

		(c) Description of investment including				(e)
		maturity date, rate of interest,				Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (aa)	rate	Maturity	Par Value
	COMMONWEALTH BANK AUST 10/19 FIXED 5	5.000%	10/15/19	479,000	***	501
	CONAGRA INC NT	6.750%	09/15/11	41,000	***	43
	CONNECTICUT LT + PWR CO 1ST + REF MTG BD 2005 SER A	5.000%	04/01/15	825,000	***	908
	CONOCOPHILLIPS GTD NT	5.750%	02/01/19	1,015,000	***	1,157
	CREDIT SUISSE FIRST BOSTON MTG 2005 C1 A3 COML MTG PASS CTF	4.813%	02/15/38	710,622	***	731
	CREDIT SUISSE COMMERCIAL MTG T 2006 C2 COML MTG PASS CL A 2	5.659%	03/15/39	636,000	***	666
	CREDIT SUISSE 01/20 FIXED 5.4	5.400%	01/14/20	855,000	***	873
	DAIMLERCHRYSLER NORTH AMER HLD SR NT	6.500%	11/15/13	265,000	***	300
	DELTA AIR LINES 05/19 FIXED 4.95	4.950%	05/23/19	484,000	***	485
	DEUTSCHE TELEKOM INT FIN 07/14 FIXED 4.875	4.875%	07/08/14	445,000	***	478
	DIRECTV HOLDINGS/FING 10/14 FIXED 4.750	4.750%	10/01/14	842,000	***	897
	DOMINION RES INC VA NEW JR SUB NT 2006 SER B ENHANCED	6.300%	09/30/66	755,000	***	736
	DOW CHEM CO SR NT	5.700%	05/15/18	625,000	***	676
	DOW CHEM CO 11/20 FIXED 4.25	4.250%	11/15/20	265,000	***	254
	DUKE ENERGY CAROLINAS LLC 1ST + REF MTG BD	5.750%	11/15/13	1,015,000	***	1,137
	EDF S A 01/19 FIXED 6.5	6.500%	01/26/19	595,000	***	694
	EDP FINANCE BV 10/19 FIXED 4.9	4.900%	10/01/19	540,000	***	460
	ERAC USA FIN CO GTD NT 144A	5.600%	05/01/15	420,000	***	458
	ERAC USA FINANCE COMPANY 10/20 FIXED 5.25	5.250%	10/01/20	365,000	***	371
	EASTMAN CHEMICAL CO 12/15 FIXED 3	3.000%	12/15/15	680,000	***	672
	ENTERPRIDE PRODS OPER LLC GTD SR NT	6.500%	01/31/19	556,000	***	631
	ESA 2010 ESHA A 11/27 FIXED 2.9505	2.951%	11/05/27	403,353	***	397
	FED HM LN PC POOL G01629	6.000%	10/01/33	80,989	***	89
	FED HM LN PC POOL G11657	4.500%	12/01/18	1,387,491	***	1,465
	FED HM LN PC POOL C78023	5.500%	04/01/33	1,481,775	***	1,592
	FED HM LN PC POOL A77952	5.000%	05/01/38	267,038	***	280
	FED HM LN PC POOL G03156	5.500%	08/01/37	2,813,739	***	3,002
	FED HM LN PC POOL G04476	4.500%	07/01/38	721,067	***	740
	FED HM LN PC POOL J00617	5.500%	12/01/20	444,768	***	478
	FED HM LN PC POOL J00921	5.000%	12/01/20	193,492	***	206
	FED HM LN PC POOL J01060	5.000%	01/01/21	169,217	***	180
	FED HM LN PC POOL J01201	5.000%	02/01/21	175,592	***	187
	FED HM LN PC POOL C01725	5.500%	12/01/33	752,936	***	809
	FED HM LN PC POOL C03475	6.000%	04/01/40	1,611,150	***	1,747
	FED HM LN PC POOL C03506	6.000%	05/01/40	3,370,312	***	3,652
	FED HM LN PC POOL A11544	5.500%	06/01/33	153,714	***	165
	FED HM LN PC POOL A15942	6.000%	11/01/33	127,080	***	140
	FED HM LN PC POOL B19557	5.500%	07/01/20	1,139,113	***	1,224
	FED HM LN PC POOL A26586	6.000%	09/01/34	231,924	***	255
	FED HM LN PC POOL G11868	5.500%	07/01/20	639,721	***	692
	FEDERAL HOME LN MTG CORP SER 2426 CL BG	6.000%	03/15/17	769,825	***	834
	FNMA POOL 253880	6.500%	07/01/16	122,689	***	134
	FNMA POOL 357779	6.000%	05/01/35	1,201,114	***	1,312

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
($ IN THOUSANDS, except for par value)

		(c) Description of investment including				(e)
		maturity date, rate of interest,				Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (aa)	rate	Maturity	Par Value
	FNMA POOL 357821	6.000%	05/01/35	3,069,929	***	3,350
	FNMA POOL 385552	4.850%	12/01/12	1,132,606	***	1,187
	FHR 3766 MB 11/25 FIXED 3.5	3.500%	11/15/25	805,000	***	719
	FHR 3777 DY 12/25 FIXED 3.5	3.500%	12/15/25	1,956,857	***	1,750
	FHR 3778 L 12/25 FIXED 3.5	3.500%	12/15/25	2,348,143	***	2,155
	FNMA POOL 514135	6.000%	07/01/14	56,037	***	61
	FNMA POOL 532577	7.000%	07/01/15	100,101	***	109
	FNMA POOL 535675	7.000%	01/01/16	216,283	***	236
	FNMA POOL 535740	7.000%	12/01/15	32,175	***	35
	FNMA POOL 555417	6.000%	05/01/33	571,015	***	629
	FNMA POOL 555531	5.500%	06/01/33	295,474	***	318
	FNMA POOL 555545	5.000%	06/01/18	721,010	***	772
	FNMA POOL 555591	5.500%	07/01/33	857,017	***	924
	FNMA POOL 574924	7.000%	04/01/16	39,287	***	43
	FNMA POOL 611020	6.500%	01/01/17	91,283	***	100
	FNMA POOL AH0634	3.500%	01/01/26	4,450,000	***	4,491
	FNMA POOL 651377	6.000%	07/01/17	300,967	***	328
	FANNIE MAE 09/14 FIXED 3	3.000%	09/29/14	1,700,000	***	1,733
	FNMA POOL 712104	5.000%	05/01/18	176,267	***	189
	FNMA POOL 725232	5.000%	03/01/34	3,259,525	***	3,447
	FNMA POOL 725704	6.000%	08/01/34	445,646	***	491
	FNMA POOL 730716	6.000%	08/01/33	306,990	***	338
	FNMA POOL 734059	5.500%	08/01/33	98,614	***	106
	FNMA POOL 739610	5.500%	09/01/33	1,466,166	***	1,580
	FNMA POOL 745932	6.500%	11/01/36	734,234	***	819
	FNMA POOL 756154	6.000%	11/01/33	189,542	***	209
	FNMA POOL 758584	5.000%	11/01/34	1,187,434	***	1,263
	FNMA POOL 763689	5.000%	01/01/34	160,608	***	170
	FNMA POOL 792191	5.500%	09/01/34	1,056,894	***	1,138
	FNMA POOL 805176	5.500%	01/01/20	1,237,350	***	1,336
	FNMA POOL 878104	5.500%	04/01/36	1,047,500	***	1,123
	FNMA POOL 903347	4.500%	10/01/21	11,135	***	12
	FNMA POOL 908560	5.500%	01/01/22	180,188	***	194
	FNMA POOL 915350	4.500%	04/01/23	670,556	***	704
	FNMA POOL 938253	6.000%	07/01/37	1,536,166	***	1,672
	FNMA POOL 942224	5.500%	07/01/37	1,593,932	***	1,707
	FNMA POOL 944026	6.500%	08/01/37	1,261,883	***	1,413
	FNMA POOL 961567	5.500%	02/01/38	5,673,264	***	6,074
	FNMA POOL 962036	5.000%	03/01/38	701,051	***	738
	FNMA POOL 962987	4.500%	05/01/23	2,394,837	***	2,515
	FNMA POOL 995467	4.500%	09/01/23	2,442,705	***	2,568
	FNMA POOL AA4266	4.500%	05/01/24	704,849	***	740
	FNMA POOL MA0072	4.000%	05/01/29	10,068,033	***	10,202

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
($ IN THOUSANDS, except for par value)

		(c) Description of investment including				(e)
		maturity date, rate of interest,				Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (aa)	rate	Maturity	Par Value
	FNMA POOL AD4223	4.500%	08/01/40	4,439,390	***	4,561
	FNMA POOL AE6963	3.500%	11/01/25	6,622,186	***	6,683
	FICO STRIP PRIN 05/18 ZCP	0.010%	05/11/18	580,000	***	457
	FORD CREDIT AUTO OWNER TRUST FORDO 2006 B C	5.680%	06/15/12	575,000	***	581
	FORD CREDIT AUTO OWNER TRUST FORDO 2010 B A4	1.580%	09/15/15	1,130,000	***	1,134
	GNMA POOL 602552	5.000%	03/15/36	702,521	***	748
	GNMA POOL 569327	6.500%	04/15/32	418,366	***	475
	GNMA POOL 580880	6.500%	11/15/31	32,678	***	37
	GNMA POOL 583958	6.500%	06/15/32	54,112	***	61
	GNMA II POOL 003624	5.500%	10/20/34	525,361	***	568
	GNMA II POOL 004599	5.000%	12/20/39	1,889,077	***	2,009
	GNMA II POOL 004686	4.000%	05/20/25	2,064,203	***	2,138
	GNMA II POOL 004696	4.500%	05/20/40	14,650,335	***	15,230
	GNMA II POOL 004801	4.500%	09/20/40	13,183,267	***	13,705
	GNMA II POOL 004834	4.500%	10/20/40	2,184,601	***	2,271
	GNMA POOL 434787	8.000%	05/15/30	12,784	***	14
	GNMA POOL 434429	6.500%	06/15/14	2,051	***	2
	GNMA POOL 434476	6.000%	8/15/14	23,768	***	26
	GNMA POOL 485856	6.500%	10/15/31	71,508	***	81
	GNMA POOL 726316	5.000%	09/15/39	1,853,364	***	1,984
	GNMA POOL 731661	5.000%	08/15/40	2,129,447	***	2,268
	GNMA POOL 732075	4.000%	05/15/25	2,080,416	***	2,163
	GNMA POOL 737261	4.000%	05/15/25	12,283,705	***	12,769
	GNMA POOL 487166	6.000%	05/15/14	14,726	***	16
	GNMA POOL 488737	6.000%	4/15/14	828	***	1
	GNMA POOL 496511	6.000%	02/15/14	602	***	1
	GNMA POOL 499306	6.000%	08/15/14	26,272	***	29
	GNMA POOL 499281	6.500%	06/15/14	1,285	***	1
	GNMA POOL 499406	6.000%	03/15/14	49,269	***	54
	GNMA POOL 500796	8.000%	07/15/30	15,718	***	19
	GNMA POOL 500932	6.000%	06/15/14	1,619	***	2
	GNMA POOL 501416	6.500%	03/15/14	98	***	0
	GNMA POOL 508857	6.000%	09/15/14	2,899	***	3
	GNMA POOL 510279	6.000%	08/15/14	18,807	***	20
	GNMA POOL 510403	5.000%	01/15/35	201,954	***	215
	GNMA POOL 510844	8.000%	12/15/29	1,266	***	1
	GNMA POOL 513731	6.500%	07/15/14	1,354	***	1
	GNMA POOL 515804	8.000%	06/15/30	3,452	***	4
	GNMA POOL 518044	8.000%	12/15/29	2,601	***	3
	GNMA POOL 521708	8.000%	12/15/29	433	***	0
	GNMA POOL 526364	8.000%	07/15/30	4,984	***	6
	GNMA POOL 533008	8.000%	07/15/30	3,747	***	4
	GNMA POOL 533946	6.500%	04/15/32	17,098	***	19

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
($ IN THOUSANDS, except for par value)

		(c) Description of investment including				(e)
		maturity date, rate of interest,				Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (aa)	rate	Maturity	Par Value
	GNMA POOL 550887	5.000%	08/15/35	316,008	***	337
	GNMA POOL 551678	6.500%	10/15/31	11,175	***	13
	GNMA POOL 551077	6.500%	11/15/31	27,289	***	31
	GNMA POOL 551120	6.500%	08/15/31	152,166	***	173
	GNMA POOL 552571	6.500%	05/15/32	107,552	***	122
	GNMA POOL 271940	5.500%	08/15/18	308,476	***	334
	GNMA POOL 780762	6.500%	04/15/13	33,192	***	35
	GNMA POOL 781410	5.500%	03/15/17	346,897	***	375
	GS MTG SECS CORP II 2005 GG4 COML MTG PASSTHRU A4	4.761%	07/10/39	863,000	***	890
	GS MTG SECS CORP II SER 2005 GG4 CL XP144A	0.709%	07/10/39	12,159,307	***	121
	GS MTG SECS CORP II 2006 GG6 COML MTG PAS CTF CLA4	5.553%	04/10/38	1,185,000	***	1,273
	GNMA POOL 782405	5.500%	09/15/38	1,354,238	***	1,466
	GNMA POOL 622278	5.000%	04/15/35	235,029	***	250
	GNMA POOL 631242	5.500%	06/15/35	705,899	***	766
	GNMA POOL 641601	5.000%	03/15/35	297,513	***	317
	GNMA POOL 646865	5.000%	08/15/35	144,989	***	154
	GNMA POOL 692749	6.000%	08/15/39	1,118,491	***	1,231
	GE COML MTG CORP 2006 1 COML MTG PASS CTF 144A	0.002%	03/10/44	1,211,094,485	***	190
	GENERAL ELEC CO NT	5.250%	12/06/17	725,000	***	783
	GENERAL ELEC CAP CORP TRANCHE TR 00811	5.625%	05/01/18	830,000	***	905
	GENERAL ELEC CAP CORP 05/14 FIXED 5.9	5.900%	05/13/14	645,000	***	714
	GENERAL ELEC CAP CORP 05/12 VAR	0.236%	05/08/12	4,240,000	***	4,239
	GOLDMAN SACHS GROUP INC 08/15 FIXED 3.7	3.700%	08/01/15	313,000	***	319
	GOLDMAN SACHS GROUP INC SUB NT	5.625%	01/15/17	1,350,000	***	1,428
	GNR 2009 74 JE 08/39 FIXED 5	5.000%	08/20/39	664,921	***	706
	GOVERNMENT STIF 18	0.009%	N/A	8,363,976	***	8,364
	GREAT RIV ENERGY 1ST MTG SER 2007A 144A	5.829%	07/01/17	762,734	***	862
	GREEN TREE FINL CORP 93 4 MFD SR/SUB CL A 5	7.050%	01/15/19	141,972	***	145
	GREENWICH CAP COML FDG CORP 2005 GG5 COML MTG PASS CL XP	0.029%	04/10/37	61,142,103	***	88
	HSBC BK USA NEW YORK N Y GLOBAL SUB NT	4.625%	04/01/14	1,190,000	***	1,241
	HARLEY DAVIDSON MOTORCYCLE TRU HDMOT 2010 1 A3	1.160%	02/15/15	530,000	***	529
	HARRIS CORPORATION 12/20 FIXED 4.4	4.400%	12/15/20	355,000	***	355
	HOUSEHOLD FIN CORP GLOBAL NT	4.750%	07/15/13	1,150,000	***	1,213
	HOWARD HUGHES MEDICAL IN 09/14 FIXED 3.45	3.450%	09/01/14	425,000	***	449
	INCITEC PIVOT FIN LLC 12/19 FIXED 6 144A	6.000%	12/10/19	645,000	***	660
	INCITEC PIVOT FIN LLC 12/15 FIXED 4 144A	4.000%	12/07/15	500,000	***	487
	INGERSOLL RAND GLOBAL HLDG CO GTD SR NT	6.875%	08/15/18	1,000,000	***	1,151
	IBM CORP NT	7.625%	10/15/18	880,000	***	1,120
	JPMORGAN CHASE + CO 09/14 FIXED 5.125	5.125%	09/15/14	2,250,000	***	2,394
	JPMORGAN CHASE + CO 01/18 FIXED 6	6.000%	01/15/18	645,000	***	720
	J P MORGAN CHASE COML MTG SECS 2004 CIBC8 CL A 4	4.404%	01/12/39	106,000	***	110
	JP MORGAN CHASE COML MTG SECS 2005 LDP3 COML MTG CL X2	0.173%	08/15/42	57,123,845	***	176

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
($ IN THOUSANDS, except for par value)

		(c) Description of investment including				(e)
		maturity date, rate of interest,				Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (aa)	rate	Maturity	Par Value
	J P MORGAN CHASE COML MTG SECS SER 2006 CB15 COML MTG CL A4	5.814%	06/12/43	1,080,000	***	1,158
	J P MORGAN CHASE COML MTG SECS 2006 LDP9 COML MTG CTF CL A 3	5.336%	05/15/47	549,000	***	570
	JP MORGAN CHASE 2006 CB17 MTG PASSTHR CTF CLA4	5.429%	12/12/43	1,080,000	***	1,145
	JPMCC 2010 C1 A1 06/43 FIXED 3.853	3.853%	06/15/43	440,759	***	451
	JPMCC 2010 C2 XA 11/43 VAR	1.974%	11/15/43	1,637	***	0
	JPMCC 2010 C2 C 11/43 FIXED 5.715	5.531%	11/15/43	310,000	***	294
	JOHNS HOPKINS UNIVERSITY 07/19 FIXED 5.25	5.250%	07/01/19	825,000	***	905
	KANSAS GAS + ELEC CO 06/19 FIXED 6.7	6.700%	06/15/19	312,000	***	360
	KEY BK N A MTN TRANCHE SB 00008	5.800%	07/01/14	1,000,000	***	1,072
	KINDER MORGAN ENER PART 09/20 FIXED 5.3	5.300%	09/15/20	655,000	***	680
	KRAFT FOOD INC 02/20 FIXED 5.375	5.375%	2/10 /20	744,000	***	801
	KROGER CO SR NT	4.950%	01/15/15	825,000	***	891
	LB UBS COML MTG TR 2006 C6 MTG PASSTHR CTF CLXCP	0.675%	09/15/39	19,388,629	***	339
	LB UBS COML MTG TR 2007 C2 MTG PASS CTF CL A2	5.303%	02/15/40	957,265	***	984
	LG+E + KU ENERGY LLC 11/15 FIXED 2.125	2.125%	11/15/15	610,000	***	585
	LEHMAN BROS SMALL BALANCE LN T 2006 2 MTG PASS CL 2A2 144A	5.620%	09/25/36	196,386	***	174
	LINCOLN NATIONAL CORP 06/15 FIXED 4.3	4.300%	06/15/15	447,000	***	460
	LLOYDS TSB BANK PLC 01/15 FIXED 4.375	4.375%	1/12 /15	1,116,000	***	1,116
	ML CFC COML MGT SER 2006 4 MTG PASST CTF CL A3	5.172%	12/12/49	875,000	***	906
	MASSACHUSETTS ST MAS 12/21 FIXED 4.2	4.200%	12/01/21	505,000	***	506
	MECCANICA HOLDINGS USA 07/19 FIXED 6.25	6.250%	07/15/19	755,000	***	798
	MELLON FDG CORP SUB NT	5.500%	11/15/18	1,020,000	***	1,109
	MERRILL LYNCH + CO INC SUB NT	6.050%	05/16/16	850,000	***	876
	MERRILL LYNCH MTG TR SER 2004 BPC1 CL XP144A	0.745%	09/12/41	4,220,857	***	40
	MERRILL LYNCH MTG TR 2005 MKB2 CL XP	0.221%	09/12/42	16,446,462	***	90
	MERRILL LYNCH MTG TR 2005 CIP1 MTG PASS CTF CL AM	5.107%	07/12/38	255,000	***	259
	MERRIL LYNCH MTG TR 2007 C1 COML MTG PASSTHRU CTF CL A4	5.826%	06/12/50	655,000	***	698
	METLIFE INC SR NT	5.375%	12/15/12	850,000	***	910
	METLIFE INC 02/14 FIXED 2.375	2.375%	02/06/14	985,000	***	990
	MET LIFE GLOB FUNDING I 01/13 FIXED 2.5	2.500%	01/11/13	805,000	***	823
	MICROSOFT CORP 09/15 FIXED 1.625	1.625%	09/25/15	910,000	***	887
	MONONGAHELA PWR CO 1ST MTG BD	6.700%	06/15/14	775,000	***	859
	MORGAN STANLEY GROUP INC GLOBAL MEDIUM TERM NT SER F	6.250%	08/28/17	1,790,000	***	1,928
	MORGAN STANLEY CAP I INC 2005 HQ6 COML MTG PASS A 4B	5.042%	08/13/42	465,000	***	468
	MORGAN STANLEY CAP I INC 2005 TOP17 COML MTG CTF X 2	0.585%	12/13/41	9,329,616	***	105
	MORGAN STANLEY 09/19 FIXED 5.625	5.625%	09/23/19	400,000	***	408
	MORGAN STANLEY GLOBAL NT 14/04/01 4.750	4.750%	04/01/14	1,330,000	***	1,362
	MORGAN STANLEY SER 2007 HQ12 MTG PASTHRU CLA2	5.598%	04/12/49	888,168	***	922
	NBC UNIVERSAL 04/20 FIXED 5.15 SER 144A	5.150%	04/30/20	1,100,000	***	1,140
	NGN 2010 C1 A1 10/20 FIXED 1.6	1.600%	10/29/20	644,041	***	631
	NGN 2010 C1 A2 10/20 FIXED 2.9	2.900%	10/29/20	669,000	***	650
	NABORS INDUSTRIES INC 01/19 FIXED 9.25	9.250%	01/15/19	380,000	***	471

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
($ IN THOUSANDS, except for par value)

		(c) Description of investment including				(e)
		maturity date, rate of interest,				Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (aa)	rate	Maturity	Par Value
	NEVADA PWR CO GEN + REF MTG NT SER L	5.875%	01/15/15	1,220,000	***	1,360
	NISSAN AUTO RECEIVABLES OWNER NAROT 2009 A A4	4.740%	08/17/15	1,065,000	***	1,129
	OMNICOM GROUP INC 08/20 FIXED 4.45	4.450%	08/15/20	315,000	***	308
	ONCOR ELECTRIC DELIVERY 09/13 FIXED 5.95	5.950%	09/01/13	600,000	***	664
	ORACLE CORP 07/20 FIXED 3.875	3.875%	07/15/20	505,000	***	502
	PNC FUNDING CORP 06/14 FIXED 5.4	5.400%	06/10/14	864,000	***	947
	PPG INDUSTRIES INC 01/16 FIXED 1.9	1.900%	01/15/16	1,000,000	***	949
	PEPCO HOLDINGS INC 10/15 FIXED 2.7	2.700%	10/01/15	575,000	***	560
	PEPSICO INC 01/15 FIXED 3.1	3.100%	01/15/15	800,000	***	834
	PETRO CDA SR NT	4.000%	07/15/13	1,100,000	***	1,157
	PLAINS ALL AMERN PIPELINE L P SR NT	6.125%	01/15/17	400,000	***	439
	PRESIDENT + FELLOWS HARVARD TAXABLE BD SER 2008D 144A	5.000%	01/15/14	610,000	***	672
	PRUDENTIAL COML MTG TR 2003 PWR1 MTG CTF 144A X2	1.466%	02/11/36	8,467,661	***	21
	PRUDENTIAL FINL INC TRANCHE TR 00004	4.750%	04/01/14	2,095,000	***	2,219
	PUBLIC SVC CO COLO 06/19 FIXED 5.125	5.125%	06/01/19	222,000	***	242
	PUBLIC SVC ELEC GAS CO SECD TRANCHE TR 00011	5.375%	09/01/13	1,000,000	***	1,099
	PUGENT SOUND ENERGY INC TRANCHE SR 00007	7.690%	02/01/11	500,000	***	502
	QWEST CORP NT	6.500%	06/01/17	418,000	***	454
	RABOBANK NEDERLAND 05/14 FIXED 4.2	4.200%	05/13/14	700,000	***	745
	REPUBLIC SERVICES INC 03/20 FIXED 5	5.000%	03/01/20	946,000	***	995
	RIO TINTO FINANCE PLC 05/14 FIXED 8.95	8.950%	05/01/14	1,720,000	***	2,082
	ROGERS COMMUNICATIONS IN SR NT	6.800%	08/15/18	420,000	***	505
	ROGERS WIRELESS INC SR SECD NT	6.375%	03/01/14	1,050,000	***	1,180
	ROHM + HAAS CO NT	5.600%	03/15/13	1,000,000	***	1,069
	ROYAL BANK OF SCOTLAND PLC 09/15 FIXED 3.95	3.950%	09/21/15	1,130,000	***	1,111
	SABMILLER PLC 07/16 FIXED 6.5 144A	6.500%	07/01/16	380,000	***	440
	SANTANDER US DEBT SA UNI 01/13 FIXED 2.485 144A	2.485%	01/18/13	700,000	***	677
	SEMPRA ENERGY 06/16 FIXED 6.5	6.500%	06/01/16	609,000	***	707
	SIEMENS FINANCIERINGMAATSCHAPP GTD NT 144A	5.750%	10/17/16	698,000	***	802
	SIMON PROPERTY GROUP LP 05/14 FIXED 6.75	6.750%	05/15/14	629,000	***	708
	SMALL BUSINESS ADMIN 2004 10D PARTN CTF	4.330%	07/01/14	572,768	***	596
	SMALL BUSINESS ADMIN 2005 10F PARTN CTF	5.200%	11/01/15	849,500	***	902
	SMALL BUSINESS ADMIN 03/20 FIXED 2.86	2.860%	03/01/20	1,235,147	***	1,260
	SBAP 2010 20D 1 04/30 FIXED 4.36	4.360%	04/01/30	2,332,727	***	2,417
	SMALL BUSINESS ADMIN 05/20 FIXED 2.87	2.870%	05/01/20	1,304,462	***	1,333
	SBAP 2010 20F 1 06/30 FIXED 3.88	3.880%	06/01/30	1,615,397	***	1,635
	SMALL BUSINESS ADMIN 07/20 FIXED 2.44	2.440%	07/01/20	1,675,000	***	1,684
	SMALL BUSINESS ADMIN 08/30 FIXED 3.52	3.520%	08/01/30	1,115,000	***	1,107
	SBAP 2010 10E 1 09/20 FIXED 1.97	1.970%	09/01/20	1,652,000	***	1,621
	SOUTHERN CA GAS CO 1ST MTG SER GG	4.800%	10/01/12	1,500,000	***	1,599
	SOUTHERN PERU COPPER COR 04/20 FIXED 5.375	5.375%	04/16/20	555,000	***	561
	STATE STREET CORP 05/14 FIXED 4.3	4.300%	05/30/14	232,000	***	248

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
($ IN THOUSANDS, except for par value)

		(c) Description of investment including				(e)
		maturity date, rate of interest,				Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (aa)	rate	Maturity	Par Value
	STATE STR CAP TR III NORMAL APEX	8.250%	01/29/49	506,000	***	514
	STRUCTURED ASSET SECS CORP 2005 2 LEHMAN BROS SML 144A 2A	5.520%	09/25/30	337,638	***	305
	TELECOM ITALIA CAPITAL 6/19 FIXED 7.175	7.175%	06/18/19	712,000	***	762
	TALISMAN ENERGY 06/19 FIXED 7.75	7.750%	06/01/19	740,000	***	914
	TECK RESOURCES LIMITED 05/19 FIXED 10.75	10.750%	05/15/19	525,000	***	683
	TELECOM ITALIA CAP GTD SR NT SER B	5.250%	11/15/13	800,000	***	833
	TELEFONICA EMISIONES SAU 01/15 FIXED 4.949	4.949%	01/15/15	630,000	***	652
	TIME WARNER CABLE INC NT	5.400%	12/07/02	1,010,000	***	1,072
	TIME WARNER CABLE INC 04/14 FIXED 7.5	7.500%	04/01/14	259,000	***	297
	TIME WARNER CABLE INC 4/19 FIXED 8.25	8.250%	04/01/19	608,000	***	755
	TRANSCANADA PIPELINES LTD SR NT	6.500%	08/15/18	415,000	***	490
	TRAVELERS COS INC 11/20 FIXED 3.9	3.900%	11/01/20	316,000	***	307
	TRAVELERS PPTY CAS CORP NEW SR NT	5.000%	03/15/13	1,124,000	***	1,210
	TYCO INTL FINANCE SA NT	8.500%	01/15/19	520,000	***	666
	TYCO ELECTRONICS GROUP S A SR NT	6.550%	10/01/17	346,000	***	393
	UBS AG STAMFORD CT TRANCHE SR 00047	5.875%	07/15/16	715,000	***	769
	UBS AG STAMFORD CT 08/20 FIXED 4.875	4.875%	08/04/20	395,000	***	402
	UBS PFD FDG TR V GTD TR PFD SECS	6.243%	05/29/49	500,000	***	480
	UNION PAC CORP NT	5.125%	02/15/14	800,000	***	863
	UNITED STATES TREAS BDS 5 1/4 02/15/29	5.250%	02/15/29	2,074,000	***	2,379
	UNITED STATES TREAS NTS 17/08/15 4.750	4.750%	08/15/17	7,430,000	***	8,426
	UNITED STATES TREAS NTS 02/18 FIXED 3.5	3.500%	02/15/18	5,732,000	***	6,030
	US TREASURY SEC. 04/11 FIXED .875PCT	0.875%	04/30/11	8,911,000	***	8,931
	WI TREASURY SEC 05/11 FIXED 0.875	0.875%	05/31/11	2,216,000	***	2,222
	US TREASURY N/B 10/12 FIXED 1.375	1.375%	10/15/12	2,719,000	***	2,759
	US TREASURY N/B 09/11 FIXED 1	1.000%	09/30/11	4,580,000	***	4,605
	US TREASURY N/B 11/19 FIXED 3.375	3.375%	11/15/19	6,521,000	***	6,657
	US TREASURY N/B 12/11 FIXED 1.0	1.000%	12/31/11	18,935,000	***	18,950
	WI TREASURY N/B 04/15 FIXED 2.500	2.500%	04/30/15	6,227,000	***	6,438
	US TREASURY N/B 04/17 FIXED 3.125	3.125%	04/30/17	16,255,000	***	16,843
	WI TREASURY SEC 07/20 FIXED 1.25	1.250%	07/15/20	8,915,159	***	9,128
	US TREASURTY N/B 11/20 FIXED 2.625	2.625%	11/15/20	1,254,000	***	1,183
	US TREASURY N/B 08/12 FIXED .375	0.375%	08/31/12	11,555,000	***	11,534
	UNITED TECHNOLOGIES CORP NT	6.125%	02/01/19	380,000	***	444
	VALERO ENERGY CORP 03/19 FIXED 9.375	9.375%	03/15/19	249,000	***	309
	VALERO ENERGY CORP 02/20 FIXED 6.125	6.125%	02/01/20	325,000	***	345
	VANDERBILT UNIV NT	5.250%	04/01/19	650,000	***	714
	VERIZON COMMUNICATIONS INC NT	5.500%	02/15/18	612,000	***	673
	CELLCO PART/VERI WIRELESS 11/13 FIXED 7.375	7.375%	11/15/13	945,000	***	1,095
	CELLCO PART/VERI WIRELSS 11/18 FIXED 8.5	8.500%	11/15/18	624,000	***	817
	VODAFONE GROUP PLC NEW NT	5.625%	02/27/17	985,000	***	1,100

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
($ IN THOUSANDS, except for par value)

	(c) Description of investment including				(e)
	maturity date, rate of interest, collateral,				Current
(b) Identity of issue, borrower, lessor, or similar party	par or maturity value			(d) Cost	value
	Interest
Shared Holdings (aa)	rate	Maturity	Par Value
WACHOVIA BK COML MTG TR 2005 C18 MTG PASS CTF XP144A	0.320%	04/15/42	16,578,500	***	73
WACHOVIA BK NATL ASSN TRANCHE SB 00004	4.875%	02/01/15	1,080,000	***	1,145
WASTE MGMT INCL DEL SR NT	6.100%	03/15/18	601,000	***	673
WESTPAC BANKING CORP 02/15 FIXED 4.2	4.200%	02/27/15	950,000	***	997
WRIGLEY WM JR CO 06/13 FIXED 3.05	3.050%	06/28/13	910,000	***	929
XEROX CORP SR NT	6.350%	05/15/18	575,000	***	648
YARA INTERNATIONAL ASA 06/19 FIXED 7.875 SER 144A	7.875%	11/19/06	610,000	***	727

	Subtotal HIMCO Bond Fund				461,899

Natixis Financial Products Inc.	Group Annuity Contract #WR1879-01, 2.70% **			***	$87,083
Monumental Life Insurance Company	Group Annuity Contract #MDA00912TR, 2.70% **			***	137,043

	Interest
Shared Holdings (bb)	rate	Maturity	Par Value
ANZ NATL INTL LTD MEDIUM TERM TRANCHE TR00009144A	6.200%	7/19/13	320,000	***	352
AT+T INC 8/15 FIXED 2.5	2.500%	8/15/15	600,000	***	598
ABBEY NATL TREASURY SERV 11/14 FIXED 3.875 144A	3.875%	11/10/14	555,000	***	550
ABU DHABI NATL ENERGY CO TRANCHE TR 00001 144A	5.620%	10/25/12	550,000	***	575
AMERICAN EXPRESS TRAVEL 11/11 FIXED 5.25	5.250%	11/21/11	600,000	***	619
AMERICAN EXPRESS CO 09/15 FIXED 2.75	2.750%	9/15/15	500,000	***	492
ANHEUSER BUSCH INBEV WOR 01/15 FIXED 4.125	4.125%	1/15/15	750,000	***	790
APACHE CORP NT	6.000%	9/15/13	550,000	***	618
APPALACHIAN PWR CO SR NT SER O	5.650%	8/15/12	600,000	***	640
ARCELORMITTAL NT	5.375%	6/1/13	950,000	***	1,010
BB+T CORPORATION 07/12 FIXED 3.85	3.850%	7/27/12	650,000	***	676
BP CAPITAL MARKETS PLC 10/15 FIXED 3.125	3.125%	10/1/15	570,000	***	570
BNP PARIBAS 12/12 FIXED 2.125	2.125%	12/21/12	400,000	***	406
BNP PARIBAS 03/15 FIXED 3.25	3.250%	3/11/15	285,000	***	288
BANK AMER FDG CORP MED TERM NTS SER L	4.900%	5/1/13	800,000	***	834
BARCLAYS BANK PLC 07/14 FIXED 5.2	5.200%	7/10/14	615,000	***	664
BEAR STEARNS COS INC SR NT	5.350%	2/1/12	600,000	***	628
CITIGROUP 2007 CD4 PASSTHRU CTF CL A2B	5.205%	12/11/49	4,520,000	***	4,647
CAISSE CENTRALE DESJARDN 09/15 FIXED 2.65	2.650%	9/16/15	600,000	***	598
CANADIAN NAT RES LTD NT DTD 01 15 2008	5.150%	2/1/13	650,000	***	701
CAPITAL ONE FINL CORP SR NT	5.700%	9/15/11	1,000,000	***	1,032

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

(bb)	See F-29 for definition.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
($ IN THOUSANDS, except for par value)

		(c) Description of investment including				(e)
		maturity date, rate of interest,				Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (bb)	rate	Maturity	Par Value
	CAPITAL ONE MULTI ASSET EXECUT COMET 2005 A7 A7	4.700%	6/15/15	3,925,000	***	4,156
	CAPITAL ONE MULTI ASSET EXECUT COMET 2008 A3 A3	5.050%	2/15/16	1,900,000	***	2,058
	CARMAX AUTO OWNER TRUST CARMX 2007 2 A4	5.270%	11/15/12	875,266	***	892
	CARMAX AUTO OWNER TRUST CARMX 2010 1 A3	1.560%	7/15/14	712,000	***	718
	CENTERPOINT ENERGY HOUSTON EL MTG BD SER J	5.700%	3/15/13	450,000	***	488
	CHRYSLER FINANCIAL AUTO SECURI CFAST 2009 A A3	2.820%	1/15/16	1,325,244	***	1,346
	CITIGROUP INC GLOBAL SR NT	5.500%	4/11/13	1,020,000	***	1,086
	CITIGROUP INC 12/13 FIXED 6	6.000%	12/13/13	500,000	***	546
	COMMERCIAL MTG TR 2007 GG9 MTG PASS CTF CL A2	5.381%	7/10/12	2,789,065	***	2,865
	RABOBANK NEDERLAND 10/15 FIXED 2.125	2.125%	10/13/15	750,000	***	725
	COUNCIL OF EUROPE 02/15 FIXED 2.75	2.750%	2/10/15	685,000	***	704
	COVIDIEN INTL FIN S A SR NT	5.450%	10/15/12	350,000	***	377
	CREDIT SUISSE FIRST BOSTON MTG SER 2001 CP4 CTF CL A 4	6.180%	12/15/35	2,144,132	***	2,171
	CREDIT SUISSE FIRST BOSTON MTG 2004 C4 CL A 6	4.691%	10/15/39	1,000,000	***	1,048
	CREDIT SUISSE FIRST BOSTON MTG 2005 C1 COML MTG CL A4	5.014%	2/15/38	2,200,000	***	2,338
	CREDIT SUISSE COML MTG TR 2007 C1 MTG PASSTHRU CTF CL A1	5.268%	2/15/40	3,425,000	***	3,477
	CREDIT SUISSE COML MTG TR 2008 C1 COML MTG PASS CTFCLA2	6.214%	2/15/41	2,000,000	***	2,087
	CREDIT SUISSE NEW YORK 05/14 FIXED 5.5	5.500%	5/1/14	300,000	***	329
	CREDIT SUISSE NEW YORK TRANCHE TR00411	5.000%	5/15/13	400,000	***	431
	DPL INC SR NT	6.875%	9/1/11	900,000	***	934
	DAIMLERCHRYSLER NORTH AMER HLD GTD NT	5.875%	3/15/11	1,000,000	***	1,010
	DEERE JOHN CAP CORP MTN BK ENT 4.50PCT 03APR13	4.500%	4/3/13	600,000	***	642
	DEUTSCHE TELEKOM INTL FIN BV	5.875%	8/20/13	600,000	***	661
	DIRECTV HOLDINGS LLC 03/15 FIXED 3.55	3.550%	3/15/15	690,000	***	701
	DISCOVER CARD MASTER TRUST DCENT 2008 A4 A4	5.650%	12/15/15	2,400,000	***	2,647
	DOW CHEMICAL CO/THE NT	6.000%	10/1/12	287,000	***	309
	ENERGY ARKANSAS INC 1ST MTG BD	5.400%	8/1/13	550,000	***	600
	FEDERAL FARM CREDIT BANK 06/13 FIXED 1.375	1.375%	6/25/13	2,200,000	***	2,222
	FEDERAL HOME LN BKS TRANCHE TR 00130	5.250%	6/18/14	3,950,000	***	4,483
	FEDERAL HOME LN BANKS 08/14 FIXED 5.5	5.500%	8/13/14	3,350,000	***	3,832
	FEDERAL HOME LN MTG CORP 7/15F IXED 4.375	4.375%	7/17/15	1,800,000	***	1,985
	FEDERAL NATL MTG ASSN PREASSIGN 00377	4.625%	10/15/14	5,200,000	***	5,784
	FEDERAL HOME LN MTG CORP PREASSIGN 00047	2.125%	3/23/12	550,000	***	561
	FREDDIE MAC 4/14 FIXED 2.5	2.500%	4/23/14	6,100,000	***	6,320
	FEDERAL NATL MTG ASSN PREASSIGN 00020	6.170%	2/25/16	19,635	***	20
	FEDERAL HOME LN MTG CORP SER 2720 CL JB	5.000%	12/15/16	372,986	***	377
	FEDERAL HOME LN MTG CORP SER 2726 CL PB	5.000%	4/15/26	606,387	***	613
	FEDERAL HOME LOAN MTG CORP SER R014 CL AL	5.500%	10/15/14	63,696	***	64
	FEDERAL NATL MTG ASSN REMIC TR 2008 24 CL VA	5.000%	3/25/19	2,784,080	***	2,986
	FANNIE MAE 05/14 FIXED 2.5	2.500%	5/15/14	700,000	***	726
	FANNIE MAE 11/14 FIXED 2.625	2.625%	11/20/14	4,100,000	***	4,256

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
($ IN THOUSANDS, except for par value)

		(c) Description of investment including				(e)
		maturity date, rate of interest,				Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (bb)	rate	Maturity	Par Value
	FHR 3561 PA 12/31 FIXED 5.0	5.000%	12/15/31	1,737,813	***	1,809
	FHR 3601 PA 09/38 FIXED 5	5.000%	9/15/38	1,820,803	***	1,936
	FHR 3628 PA 10/33 FIXED 5	5.000%	10/15/33	913,919	***	957
	FHR 3622 BF 9/37 FIXED 4.5	4.500%	9/15/37	1,487,314	***	1,573
	FNR 2010 22 PC 03/37 FIXED 5.0	5.000%	3/25/37	1,921,738	***	2,036
	FIFTH THIRD BANCORP SR NT	6.250%	5/1/13	500,000	***	542
	FIRSTENERGY SOLUTIONS CO 02/15 FIXED 4.8	4.800%	2/15/15	530,000	***	557
	FORD CREDIT AUTO OWNER TRUST FORDO 2008 C A4A	5.160%	4/15/13	3,905,000	***	4,070
	FORD CREDIT AUTO OWNER TRUST FORDO 2007 A C	5.800%	2/15/13	339,000	***	355
	FORTUNE BRANDS INC 06/12 FIXED 3	3.000%	6/1/12	410,000	***	416
	FRANKLIN AUTO TRUST FRNK 2006 1 A4	5.030%	7/21/14	50,321	***	50
	GS MTG SECS CORP II 2006 GG6 MTG PASS CTF CL A2	5.506%	4/10/38	3,811,720	***	3,832
	GENERAL ELEC CAP CORP TRANCHE TR 00802	5.250%	10/19/12	750,000	***	802
	GENERAL ELEC CAP CORP 11/15 FIXED 2.25	2.250%	11/9/15	960,000	***	923
	GENERAL ELEC CAP CORP TRANCHE TR 00655	4.750%	9/15/14	450,000	***	481
	GENERAL ELEC CAP CORP 09/12 FIXED 2	2.000%	9/28/12	4,000,000	***	4,086
	GOLDMAN SACHS GROUP INC 08/15 FIXED 3.7	3.700%	8/1/15	490,000	***	499
	GOLDMAN SACHS GROUP INC SR GLOBAL NT 15/01/15 5.125	5.125%	1/15/15	380,000	***	408
	GOLDMAN SACHS GROUP INC SR NT	5.450%	11/1/12	500,000	***	535
	GENERAL NATL MTG ASSN 2/32 FIXED 5	5.000%	2/16/32	1,028,017	***	1,090
	GOVERNMENT STIF 18	0.009%	N/A	2,371,756	***	2,372
	GREENWICH CAP COML FDG CORP 2005 GG3 COML MTG P/THRU A 4	4.799%	8/10/42	2,000,000	***	2,111
	GREENWICH CAP COML FDG CORP 2005 GG5 COML MTG PASS CTF A2	5.117%	4/10/37	3,210,901	***	3,235
	HSBC FIN CORP NT	6.750%	5/15/11	1,000,000	***	1,022
	IBERDROLA FIN IRELAND 09/14 FIXED 3.8 144A	3.800%	9/11/14	440,000	***	438
	INC BK NV NETH ST CR GTEE GTD GLOBAL NT 144A	2.625%	2/9/12	550,000	***	562
	INGERSOLL RAND GLOBAL HLDG CO GTD SR NT	6.000%	8/15/13	550,000	***	608
	INTL LEASE FINANCE CORP 09/14 FIXED 6.5	6.500%	9/1/14	275,000	***	292
	INTESA SANPAOLO SPA 08/15 FIXED 3.625	3.625%	8/12/15	600,000	***	580
	JP MORGAN CHASE CAN CO NT	5.375%	10/1/12	550,000	***	590
	JP MORGAN CHASE COML MTG SECS 2004 CIBC9 MTG PASS CTF CL A4	5.358%	6/12/41	2,000,000	***	2,139
	J P MORGAN CHASE COML MTG SEC 2005 LDP1 COML MTG PASSTHR A2	4.625%	3/15/46	1,929,362	***	1,957
	J P MPRGAN CHASE COML MTG SECS 2005 LDP2 COML MTG CL A2	4.575%	7/15/42	533,847	***	534
	J P MORGAN CHASE COML MTG SECS TR 2007 CB19 CTF CL A2	5.742%	2/12/49	720,000	***	740
	JEFFERIES GROUP INC 11/15 FIXED 3.875	3.875%	11/9/15	470,000	***	462
	KEYCORP TRANCHE SR 00098	6.500%	5/14/13	650,000	***	706
	KEYCORP MTN BOOK ENTRY 08/15 FIXED 3.75	3.750%	8/13/15	150,000	***	150
	LAB CORP OF AMER HLDGS 05/16 FIXED 3.125	3.125%	5/15/16	170,000	***	168
	LINCOLN NATL CORP IN SR NT	5.650%	8/27/12	630,000	***	670
	LLOYDS TSB BANK PLC 01/15 FIXED 4.375	4.375%	1/12/15	690,000	***	690
	LONG BEACH AUTO RECEIVABLES TR LBART 2006 B A4	5.180%	9/15/13	502,768	***	506

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
($ IN THOUSANDS, except for par value)

		(c) Description of investment including				(e)
		maturity date, rate of interest,				Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (bb)	rate	Maturity	Par Value
	LOWES COMPANIES INC 04/16 FIXED 2.125	2.125%	4/15/16	605,000	***	592
	MANULIFE FINANCIAL CORP 09/15 FIXED 3.4	3.400%	9/17/15	500,000	***	490
	MERRILL LYNCH + CO INC TRANCHE TR 00614	0.533%	6/5/12	1,100,000	***	1,090
	MERRILL LYNCH MTG TR 2008 C1 MTG PASSTHRU CTFCL A2	5.425%	2/12/51	4,000,000	***	4,127
	MICROSOFT CORP 09/15 FIXED 1.625	1.625%	9/25/15	370,000	***	361
	MORGAN STANLEY 05/14 FIXED 6	6.000%	5/13/14	530,000	***	573
	MORGAN STANLEY 11/15 FIXED 3.45	3.450%	11/2/15	1,100,000	***	1,072
	NBC UNIVERSAL 4/15 FIXED 3.65	3.650%	4/30/15	250,000	***	256
	NBC UNIVERSAL 4/16 FIXED 2.875	2.875%	4/1/16	350,000	***	342
	NGN 2010 C1 A1 10/20 FIXED 1.6	1.600%	10/29/20	230,864	***	226
	NATIONAL AUSTRALIA BANK 01/13 FIXED 2.5	2.500%	1/8/13	750,000	***	764
	NEW YORK LIFE GLOBAL FDG 05/15 FIXED 3	3.000%	5/4/15	415,000	***	424
	PNC FUNDING CORP 05/14 FIXED 3	3.000%	5/19/14	600,000	***	611
	PPL ENERGY SUPPLY LLC SR NT	6.300%	7/15/13	370,000	***	408
	PACCAR FINANCIAL CORP 06/13 FIXED 2.05	2.050%	6/17/13	325,000	***	331
	PLAINS ALL AMER PIPELINE 09/15 FIXED 3.95	3.950%	9/15/15	220,000	***	227
	PRINCIPAL LIFE INCOME FUNDINGS TRANCHE TR 00470	5.300%	12/14/12	450,000	***	484
	RIO TINTO FINANCE PLC 05/14 FIXED 8.95	8.950%	5/1/14	340,000	***	412
	RIO TINTO FIN USA LTD 11/15 FIXED 1.875	1.875%	11/2/15	130,000	***	125
	ROGERS WIRELESS INC SR SECD NT	7.250%	12/15/12	801,000	***	893
	ROYAL BK OF SCOTLAND PLC 8/14 FIXED 4.875	4.875%	8/25/14	525,000	***	538
	SBC COMMUNICATIONS INC 02/12 FIXED 5.875	5.875%	2/1/12	500,000	***	526
	SANTANDER US DEBT SA UNI 01/15 FIXED 3.724 SER 144A	3.724%	1/20/15	600,000	***	568
	SOCIETE GENERALE NY 09/15 FIXED 3.1	3.100%	9/14/15	905,000	***	884
	SYSTEMS 2001 A T LLC ASSET PASSTHRU CTF CL G 144A	6.664%	9/15/13	818,384	***	898
	TELECOM ITALIA CAP GTD SR NT	6.200%	7/18/11	770,000	***	790
	TELEFONICA EMISIONES S A U SR NT	5.855%	2/4/13	620,000	***	662
	TIME WARNER CABLE INC NT	5.400%	7/2/12	1,148,000	***	1,219
	UBS AG STAMFORD CT 01/13 FIXED 2.75	2.750%	1/8/13	525,000	***	531
	US CENTRAL FEDERAL CRED 10/12 FIXED 1.9	1.900%	10/19/12	400,000	***	408
	US TREASURY NB 04/14 FIXED 1.875	1.875%	4/30/14	780,000	***	798
	WI TREASURY N/B 07/14 FIXED 2.625	2.625%	7/31/14	6,500,000	***	6,798
	US TREASURY N/B 9/14 FIXED 2.375	2.375%	9/30/14	565,000	***	585
	US TREASURY N/B 10/14 FIXED 2.375	2.375%	10/31/14	775,000	***	802
	US TREASURY N/B 12/14 FIXED 2.625	2.625%	12/31/14	16,646,000	***	17,120
	WI TREASURY SEC 02/15 FIXED 2.375	2.375%	2/28/15	2,550,000	***	2,628
	WI TREASURY N/B 04/15 FIXED 2.500	2.500%	4/30/15	5,000,000	***	5,169
	US TREASURY NB 05/13 FIXED 1.375	1.375%	5/15/13	1,600,000	***	1,623
	US TREASURY N/B 05/15 FIXED 2.125	2.125%	5/31/15	2,900,000	***	2,946
	US TREASURY N/B 06/15 FIXED 1.875	1.875%	6/30/15	4,200,000	***	4,217
	US TREASURY N/B 09/12 FIXED .375	0.375%	9/30/12	3,000,000	***	2,993
	WI TREASURY N/B 10/15 FIXED 1.25	1.250%	10/31/15	2,985,000	***	2,889
	WI TREASURY N/B 12/13 FIXED .75	0.750%	12/15/13	6,000,000	***	5,957

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
($ IN THOUSANDS, except for par value)

		(c) Description of investment including				(e)
		maturity date, rate of interest,				Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (bb)	rate	Maturity	Par Value
	US TREASURY N/B 12/12 FIXED 0.625	0.625%	12/31/12	6,000,000	***	6,003
	VERIZON MD INC DEB SER A	6.125%	3/1/12	1,150,000	***	1,213
	VIRGINIA ELEC + PWR CO SR NT 2007 SER C	5.100%	11/30/12	570,000	***	613
	VODAFONE GROUP PLC 02/12 VAR	0.572%	2/27/12	800,000	***	801
	WAL MART STORES INC 07/15 FIXED 2.25	2.250%	7/8/15	650,000	***	646
	WELLS FARGO + CO NEW SR NT	4.375%	1/31/13	1,420,000	***	1,503
	WELLS FARGO BANK NA 04/15 FIXED 3.625	3.625%	4/15/15	115,000	***	119
	WEST CORP FED CRED UNION 11/12 FIXED 1.75	1.750%	11/2/12	950,000	***	967
	WESTPAC BANKING CORP 09/14 FIXED 2.9	2.900%	9/10/14	1,800,000	***	1,860
	WILLIAMS PARTNERS LP 02/15 FIXED 3.8	3.800%	2/15/15	550,000	***	568

		Subtotal DeAM Bond Fund				224,002

	Wrapper Contracts
	Monumental Life Insurance Company	Group Annuity Contract #MDA00912TR, 2.70% **				235
	Monumental Life Insurance Company	Group Annuity Contract #MDA00911TR, 4.07% **				274
	JP Morgan Chase Bank	Group Annuity Contract #AITTH01, 4.16% **				1,346
	JP Morgan Chase Bank	Group Annuity Contract #AITTH02, 4.39% **				362

		Subtotal Wrapper Contracts				2,217

		Subtotal Group Annuity Contracts				688,118

*	State Street Bank and Trust	State Street Cash Fund — STIF			***	16,657

		Subtotal Stable Value Fund				704,775

(aa)
Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the HIMCO Bond fund: Natixis #1879-02, JP Morgan Chase #AITTH01, JP Morgan Chase #AITTH02 and Monumental Life Insurance #MDA00911TR.

(bb)
Shared holdings are other underlying securities making up the total value of the two Guaranteed Investment Contracts under the Deutsche Asset Management (“DeAM”) Bond fund: Natixis #1879-01 and Monumental Life Insurance #MDA00912TR.

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010 (CONTINUED)
($ IN THOUSANDS, except for par value)

		(c) Description of investment including maturity		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	date, rate of interest, collateral, par or maturity value	(d) Cost	value
	Clearing Account
*	State Street Bank and Trust	Clearing Account, Fund #NCD8	***	$174

		Subtotal Clearing Account		174

	Master Expense Account
*	State Street Bank and Trust	Master Expense Account, Fund #NCD9	***	119

		Subtotal Master Expense Account		119

		Investments Total		$2,791,529

	Loan Fund
*	Plan Members	Notes Receivable from Participants, maturing in 2011 through 2025 bearing interest at rates from 4.25% - 10.50%	N/A	$54,102

		Subtotal Loan Fund		54,102

		Grand Total		$2,845,631

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of The Hartford Investment and Savings Plan by the undersigned thereunto duly authorized.

THE HARTFORD INVESTMENT AND SAVINGS PLAN
BY:	/s/ Erin Ridge
Erin Ridge
Plan Administrator June 28, 2011